Exhibit 99.1

Company Contacts: Investor Relations Contacts:
Genetic Technologies Limited	Lippert/Heilshorn & Associates
Dr. Mervyn Jacobson	Kim Sutton Golodetz
Chief Executive Officer	kgolodetz@lhai.com
Tom Howitt	Lisa Lindberg
Chief Financial Officer	llindberg@lhai.com	212-838-3777
tom.howitt@gtg.com.au	Bruce Voss
Phone: +61-3-9415-1135	bvoss@lhai.com	310-691-7100
www.gtg.com.au	www.lhai.com

STRATEGIC ALLIANCE WITH METAMORPHIX, INC.

MELBOURNE, Australia - Monday, February 27, 2006 - Genetic Technologies Limited (“GTG”) (NASDAQ NM: GENE; ASX: GTG) is pleased to announce it has formed a strategic alliance with MetaMorphix, Inc. (“MMI”), a world leader in the development of new genetic markers, based in Maryland, USA.

In 2004, MMI took a license to the GTG non-coding patents, and since then the two companies have maintained close contact. GTG and MMI have both pursued the development of new technologies with applications in human health and diagnostics and also in animal genetics and genomics.

GTG and MMI recently identified several overlapping interests and will now explore the joint commercialization of these new opportunities, utilizing the combined power of the unique intellectual property held by each company. GTG and MMI will also explore ways to optimize the geographic advantage of GTG’s testing lab, in Melbourne, Australia, and MMI’s testing lab, in Davis, California.

Immediate benefits for GTG include the early introduction into Australia and New Zealand of MMI’s new genetic tests for livestock and companion animals, including (i) polling in cattle and (ii) the ability to genetically confirm a dog’s breed.

Horn-polling markers allow cattle breeders to identify and breed-out cattle born with horns, a major cause of injury to other cattle, especially during transportation. By performing a simple genetic test on breeding stock, cattle breeders will soon be able to overcome this problem.

MMI has also developed specific DNA-based tests that can distinguish between 35 different purebred dog types. This will permit the breed of a dog to be confirmed genetically, if suspected of falling into a breed regulated by the authorities. GTG sees significant opportunity in launching programs across Australia and New Zealand that will enable a dog’s breed to be genetically confirmed at the time of registration. This list will soon be expanded to over 90 breeds of dogs. Indeed, through this research it may soon be possible to offer a genetic test which identifies a dog’s temperament.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding

DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

About MetaMorphix, Inc.

Founded in 1994 and based in Beltsville, Maryland, MetaMorphix, Inc., a privately held life sciences company, is dedicated to discovering and commercializing technologies to naturally improve the global food supply as well as animal and human health.

Drawing on two distinct technology platforms – livestock and companion animal genomics and growth factors – MetaMorphix has more than a dozen products in various stages of development and commercialization. For livestock, these products are intended to substantially improve livestock breeding and production efficiency and to create consistently more nutritious, higher quality meat products. For companion animals, these products are intended to improve breeds through genetic selection, provide diagnostics to identify animals that are predisposed to disease as well as products to improve companion animal health. Further, the company is leveraging a licensing agreement, using its GDF technology platform, to research potential applications to serious human health conditions.

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “intend,” “anticipate,” “should,” “planned,” “estimated,” and “potential,” among others. These forward-looking statements are based on MetaMorphix, Inc.’s current expectations. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for such forward-looking statements. In order to comply with the terms of the safe harbor, MetaMorphix, Inc. notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of MetaMorphix, Inc.’s businesses include but are not limited to; (1) unproven use of scientific information to develop or commercialize products; and (2) other factors that might be described from time to time in MetaMorphix Inc.’s business plan and regulatory filings.

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Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia